MICRO FOCUS

RECEIVED

2009 MAY -4 A 7:05

09046048

SUPPL

April 30, 2009

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: **Micro Focus International plc, File No. 82-34962**
**Rule 12g3-2(b) Home Country Disclosure**

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

1. Form 88(2) dated March 23, 2009 – "Return of Allotment of Shares"
2. Form 88(2) dated March 26, 2009 – "Return of Allotment of Shares"
3. Form 88(2) dated March 27, 2009 – "Return of Allotment of Shares"
4. Form 88(2) dated March 30, 2009 – "Return of Allotment of Shares"
5. Form 88(2) dated March 30, 2009 – "Return of Allotment of Shares"
6. Form 88(2) dated April 1, 2009 – "Return of Allotment of Shares"
7. Form 88(2) dated April 1, 2009 – "Return of Allotment of Shares"
8. Form 88(2) dated April 3, 2009 – "Return of Allotment of Shares"
9. Form 88(2) dated April 6, 2009 – "Return of Allotment of Shares"
10. Form 88(2) dated April 6, 2009 – "Return of Allotment of Shares"
11. Form 88(2) dated April 6, 2009 – "Return of Allotment of Shares"
12. Form 88(2) dated April 8, 2009 – "Return of Allotment of Shares"
13. Form 88(2) dated April 9, 2009 – "Return of Allotment of Shares"
14. Form 88(2) dated April 9, 2009 – "Return of Allotment of Shares"

If there are any questions regarding this package or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus
Phone: 301-838-5180
Fax: 301-838-5034
Email: Courtney.Wood@microfocus.com

dlw 5/5

Companies House
for the record

RECEIVED
2009 MAY -4 A 7:

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 23 | 03 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 1575 | 600 | 750 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.07598 | 0.00461 | 0.01246 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig: 2006420, Part ID: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode EC2R 6PA | Class of shares allotted: ORDINARY | Number allotted: 2925 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/4/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
*for the record*

**Please complete in typescript, or in bold black capitals.**
**CHWP000**

# 88(2)
## Return of Allotment of Shares

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 26 | 03 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 5100 | 3375 | 5625 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.07598 | 0.00461 | 0.01246 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig: 2006420, Part ID: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode E C 2 R 6 P A | Class of shares allotted<br>ORDINARY | Number allotted<br>14100 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 6/4/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 27 | 03 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 5400 | | |
| Nominal value of each share | 10 PENCE | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.23889 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig: 2006420, Part ID: 0PMAY | ORDINARY | 5400 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
*for the record*



# 88(2)
## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 30 | 03 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 51822 | 9375 | 600 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.23889 | 0.07697 | 0.00467 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig: 2006420, Part ID: 0PMAY | ORDINARY | 61797 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode EC2R 6PA | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 3 0 | 0 3 | 2 0 0 9 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 750 | | |
| Nominal value of each share | 10 PENCE | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.01262 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig: 2006420, Part ID: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode E C 2 R 6 P A | Class of shares allotted<br>ORDINARY | Number allotted<br>750 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
*for the record*

# 88(2)
## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 01 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 1875 | 1125 | 3825 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.01233 | 0.00452 | 0.07456 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig: 2006420, Part ID: 0PMAY | ORDINARY | 6825 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 01 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 2400 | 3000 | |
| Nominal value of each share | 10 PENCE | 10 PENCE | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00452 | 0.01224 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig:2006420, Part Id: 0PMAY | ORDINARY | 5400 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** [signature] **Date** 30/4/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN     Tel 01635 565353 |
| DX number     DX exchange |

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

| | |
|---|---|
| **Company Number** | 05134647 |
| **Company name in full** | Micro Focus International plc |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 0 1 | 0 4 | 2 0 0 9 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 3000 | 3750 | |
| Nominal value of each share | 10 PENCE | 10 PENCE | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00465 | 0.01257 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig:2006420, Part Id: 0PMAY | ORDINARY | 6750 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House
for the record

# 88(2)
## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 05134647

**Company name in full** Micro Focus International plc

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | Day | Month | Year |
|---|---|---|---|
| From | 03 | 04 | 2009 |
| To | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1050 | | |
| Nominal value of each share | 10 PENCE | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.07472 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address: Desig:2006420, Part Id: 0PMAY | ORDINARY | 1050 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| | |
|---|---|
| Jennie Hyde, Micro Focus International plc | |
| The Lawn, 22-30 Old Bath Road | |
| Newbury, Berkshire, RG14 1QN | Tel 01635 565353 |
| DX number | DX exchange |

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 06 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 525 | | |
| Nominal value of each share | 10 PENCE | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.07580 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig:2006420, Part Id: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode E C 2 R 6 P A | Class of shares allotted<br>ORDINARY | Number allotted<br>525 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** [signature] **Date** 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

| | |
|---|---|
| Company Number | 05134647 |
| Company name in full | Micro Focus International plc |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 06 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 8925 | 9375 | 5100 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00451 | 0.01219 | 0.07432 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address Desig:2006420, Part Id: 0PMAY | ORDINARY | 23400 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 30/04/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 06 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 25911 | | |
| Nominal value of each share | 10 PENCE | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.10 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig:2006420, Part Id: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode E C 2 R 6 P A | Class of shares allotted<br>ORDINARY | Number allotted<br>25911 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** [signature] **Date** 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House

*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 08 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 14893 | 1125 | 1875 |
| Nominal value of each share | 10 PENCE | 10 PENCE | 10 PENCE |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.07455 | 0.00452 | 0.01223 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig:2006420, Part Id: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode: EC2R 6PA | Class of shares allotted: ORDINARY | Number allotted: 17893 |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** ______________ **Date** 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House
*for the record*

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)
## Return of Allotment of Shares

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 09 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 4125 | 5375 | |
| Nominal value of each share | 10 PENCE | 10 PENCE | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00455 | 0.01230 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Lynchwood Nominees Limited<br>Address: Desig:2006420, Part Id: 0PMAY<br>55 Moorgate, 4th Floor, London<br>UK Postcode: EC2R 6PA | Class of shares allotted: ORDINARY | Number allotted: 9500 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______ Date 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House

for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 05134647

**Company name in full** Micro Focus International plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 09 | 04 | 2009 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 1200 | 7500 | |
| Nominal value of each share | 10 PENCE | 10 PENCE | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00451 | 0.01213 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lynchwood Nominees Limited | Class of shares allotted | Number allotted |
| Address Desig:2006420, Part Id: 0PMAY | ORDINARY | 8700 |
| 55 Moorgate, 4th Floor, London | | |
| UK Postcode E C 2 R 6 P A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form 0

**Signed** ______________ **Date** 30/04/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Jennie Hyde, Micro Focus International plc |
| The Lawn, 22-30 Old Bath Road |
| Newbury, Berkshire, RG14 1QN Tel 01635 565353 |
| DX number DX exchange |